ANNUAL GENERAL SHAREHOLDERS' MEETING OF ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. hereby summons all Shareholders to the Annual General Shareholders' Meeting to be held remotely on Friday, March 26, 2021, starting at 9 a.m.

The agenda for the meeting will be:

1. Safety guidelines
2. Quorum verification
3. Opening by the Chief Executive Officer
4. Approval of the agenda
5. Appointment of the Chairman presiding over the Shareholders' Meeting
6. Appointment of the commission responsible for scrutinizing elections and polling
7. Appointment of the commission responsible for reviewing and approving the minute of the meeting
8. Presentation and approval of amendments to the Bylaws
9. Presentation and consideration of Board of Directors' report on its performance, progress and compliance with the Corporate Governance Code
10. Presentation and consideration of the 2020 Performance Management Report by the Board of Directors and the Chief Executive Officer of Ecopetrol S.A.
11. Presentation and consideration of individual and consolidated financial statements as of December 31, 2020
12. Review of the External Auditor Report
13. Approval of the Board of Directors' report on its performance, progress and compliance with the Corporate Governance Code
14. Approval of the 2020 Performance Management Report by the Board of Directors and the Chief Executive Officer of Ecopetrol S.A.
15. Approval of individual and consolidated audited financial statements
16. Presentation and approval of proposal for dividend distribution
17. Election of the Board of Directors
18. Election of the External Auditor and assignment of his remuneration
19. Interventions and miscellaneous

The Meeting will be transmitted live via streaming on Ecopetrol's web site www.ecopetrol.com.co/asamblea2021 and on public television on the Institutional Channel, beginning at 9 a.m. on Friday, March 26, 2021. This meeting will be recorded, and therefore consent thereof will be requested prior to the Meeting. Quorum will be verified through the internal systems of Ecopetrol S.A.. which will allow to verify the assistance of all proxies prior to and throughout the meeting. Ecopetrol S.A.'s administrators and employees may not vote on the financial statements.

In order to guarantee shareholders' rights, Ecopetrol has provided a mechanism whereby shareholders may be represented by a proxy, which will be available from 1:00 p.m. on March 10 to 1:00 p.m. on March 25, 2021 (the day prior to the Shareholders' Meeting). Through this mechanism, shareholders may represent their interest through any of the attorneys provided thereto by the Company, once their identification and condition as shareholders has been verified. Said proxies are independent lawyers from a nationally recognized firm. The proxy mechanism bears no cost for the shareholders.

In order to implement the proxy mechanism, i) shareholders of legal age will complete an electronic form which will be available on the Company's website, www.ecopetrol.com.co/asamblea2021 under the link "Proxy and Voting Intentions" which contains a power-of-attorney form and voting preference for each item on the agenda which are subject to vote; ii) proxies of shares that are currently subject to inheritance proceedings ,as well as underage shareholders, legal entities and/or persons with disabilities that require legal guardians, must submit the corresponding power-of-attorney forms, voting preferences and supporting documents to the following e-mail: asamblea2021@ecopetrol.com.co.

In order to guarantee the active participation of the shareholders, the Company will provide the following channels for the submission of proposals to be included in the Agenda: i) shareholders of legal age will complete an electronic form which will be available on the Company's website, www.ecopetrol.com.co/asamblea2021 under the link "Proposals"; ii) proxies of shares that are currently subject to inheritance proceedings, as well as underage shareholders, legal entities and/or persons with disabilities that require legal guardians, must submit their proposals to the following e-mail: proposicionesaga2021@ecopetrol.com.co. The aforementioned channels will be available from 1:00 p.m. on March 4 to 1.00 p.m. on March 9, 2021.

This same mechanism will be used for interjections by shareholder represented though the proxy system, and will be included in the last item of the agenda: i) shareholders of legal age will complete an electronic form which will be available on the Company's website, www.ecopetrol.com.co/asamblea2021 under the link "Interventions"; ii) proxies of shares that are currently subject to inheritance proceedings, as well as underage shareholders, legal entities and/or persons with disabilities that require legal guardians, must submit their interjections to the following e-mail: intervencionesaga2021@ecopetrol.com.co. The aforementioned channels will be available from 1:00 p.m. on March 10 to 1.00 p.m. on March 20, 2021. All interjections received after this deadline will be responded to by means of a right of petition.

Should you require additional information regarding the aforementioned instructions, please visit the Company's website at www.ecopetrol.com.co/asamblea2021.

As of March 4, 2021, the shareholders may exercise the right to inspect the books and documents referred to in Articles 446 and 447 of the Colombian Commercial Code. i) This information supporting the items on the Agenda, subject to vote, may be consulted on www.ecopetrol.com.co/asamblea2021 under the link "Supporting Documentation"; ii) in order to access information outside the public domain, the Company will provide a mixed virtual and in-person system described on the Company's website at www.ecopetrol.com.co/asamblea2021 under the link "Right of Inspection". The shareholder must submit their request to the following e-mail, derechodeinspeccion2021@ecopetrol.com.co, attaching all information accrediting their condition as shareholder and specifying the information they wish to inspect in order to receive the corresponding supporting documentation for the exercise of their right to inspection.

For further information, please contact the Investor Relations Office at +(571) 307 70 75 in Bogotá, 01 8000 113434 in the rest of the country, or email us at accionistas@ecopetrol.com.co.

FELIPE BAYÓN PARDO
Chief Executive Officer

ecopetrol